FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2014

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:                      SYNGENTA AG

Disclosure:           “Syngenta and Anheuser-Busch InBev enter malting barley collaboration”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Basel, Switzerland and Brussels, Belgium, June 17, 2014

Syngenta and Anheuser-Busch InBev enter malting barley collaboration

•	Grower access to best malting barley varieties and agronomic support
•	Protocol helps growers achieve consistent yield and quality increases
•	Aim to scale up first phase and transfer initiative to other markets

Syngenta and Anheuser-Busch InBev (AB InBev) announced today a partnership to secure the sourcing of high-quality malting barley, the key raw material for the beer industry.

Under the agreement, growers will have access to the best Syngenta malting barley varieties and a tailored growing approach, which includes training and advice on agronomy and sustainable farming practices. By following the protocol, growers will achieve superior yields when compared with current market standards, enabling them to supply AB InBev with consistently high-quality grain to meet the exacting standards for beer production.

Syngenta Chief Operating Officer, John Atkin, said: “We’ve announced a winning combination today. Growers will be able to consistently achieve higher yields of top-quality malting barley, which will increase their incomes and help Anheuser-Busch InBev meet growing demand for its products.”

Tony Milikin, Chief Procurement Officer of AB InBev, commented: “We wish to keep barley relevant and interesting for growers by helping them develop their business in a qualitative, sustainable and profitable way. We work with them towards achieving a better yield – investing in the development of improved varieties while providing access to high quality seeds, the latest technology and expert advice from skilled agronomists. This is part of our dream to be the Best Beer Company Bringing People Together For a Better World. As we work with more than 15,000 growers through longstanding barley programs in the United States, Canada, Mexico, Brazil, Uruguay, Argentina, China and Russia, we look forward to turning this new project into a shared success that we can scale.”

Syngenta and Anheuser-Busch InBev – June 17, 2014 / Page 1 of 2

The first phase of the partnership will take place in Argentina. It will involve 160 growers and cover 14,000 hectares. The joint offer could be scalable to other markets where there would be opportunities to increase value for growers.

About Syngenta
Syngenta is one of the world's leading companies with more than 28,000 employees in over 90 countries dedicated to our purpose: Bringing plant potential to life. Through world-class science, global reach and commitment to our customers we help to increase crop productivity, protect the environment and improve health and quality of life. For more information about us please go to www.syngenta.com

About Anheuser-Busch InBev
Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world’s top five consumer products companies. Beer, the original social network, has been bringing people together for thousands of years and our portfolio of well over 200 beer brands continues to forge strong connections with consumers. This includes global brands Budweiser®, Corona® and Stella Artois®; international brands Beck’s®, Leffe®, and Hoegaarden®; and local champions Bud Light®, Skol®, Brahma®, Antarctica®, Quilmes®, Victoria®, Modelo Especial®, Michelob Ultra®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, Cass®, and Jupiler®. Anheuser-Busch InBev’s dedication to heritage and quality originates from the Den Hoorn brewery in Leuven, Belgium dating back to 1366 and the pioneering spirit of the Anheuser & Co brewery, with origins in St. Louis, USA since 1852. Geographically diversified with a balanced exposure to developed and developing markets, Anheuser-Busch InBev leverages the collective strengths of its more than 150,000 employees based in 25 countries worldwide. In 2013, AB InBev realized 43.2 billion USD revenue. The company strives to be the Best Beer Company Bringing People Together for a Better World. For more information, please visit: www.ab-inbev.com.

Cautionary Statement Regarding Forward-Looking Statements
Syngenta: This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

Syngenta and Anheuser-Busch InBev – June 17, 2014 / Page 2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	June 17, 2014	By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Head Shareholder Services & Group Administration

		By:	/s/ Christoph Mäder
			Name:	Christoph Mäder
			Title:	Head Legal & Taxes and Company Secretary